Exhibit 3.1
ARTICLES OF INCORPORATION
OF
CITIZENS & NORTHERN CORPORATION
(conformed — last amended December 11, 2008)
FIRST. The name of the Corporation is Citizens & Northern Corporation.
SECOND. The location and post office address of its registered office in this Commonwealth is 90-92 Main Street, Wellsboro, Pennsylvania 16901. [revised June 8, 2004]
THIRD. The corporation is incorporated under the provisions of the Business Corporation Law, the Act approved May 5, 1933, P.L. 364, as amended. The purpose of the Corporation is and it shall have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under such Act.
FOURTH. The term of the Corporation’s existence is perpetual.
FIFTH. The total number of shares of all classes of the capital stock that the Corporation has the authority to issue is 20,030,000, of which 20,000,000 shall be common stock, $1.00 par value per share, and 30,000 shall be preferred stock, $1,000.00 par value per share. The shares may be issued by the Corporation from time to time as authorized by the board of directors without the approval of the stockholders except as otherwise provided in this Article FIFTH or to the extent that such approval is required by governing law, rule or regulation. The consideration for the issuance of the shares shall be paid in full before their issuance and shall not be less than the par value per share. Neither promissory notes nor further services shall constitute payment or part payment for the issuance of shares of the Corporation. The consideration for the shares shall be cash, tangible or intangible property (to the extent direct investment in such property would be permitted), labor or services actually performed for the Corporation or any combination of the foregoing. In the absence of actual fraud in the transaction, the value of such property, labor, or services, as determined by the board of directors of the Corporation, shall be conclusive. Upon payment of such consideration, such shares shall be deemed to be fully paid and non-assessable. In the case of a stock dividend, the part of the surplus of the Corporation that is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed to be the consideration for their issuance.
          Nothing contained in this Article FIFTH (or in any supplementary sections hereto) shall entitle the holders of any class of a series of capital stock to vote as a separate class or a series or to more than one vote per share; provided, that this restriction on voting separately by class or series shall not apply; (i) to any provision that would authorize the holders of preferred stock, voting as a class or series, to elect some members of the board of directors, less than a majority thereof, in the event of default in the payment of dividends on any class or series of preferred stock, (ii) to any provision that would require the holders of preferred stock, voting as a class or series, to approve the merger or consolidation of the Corporation with another corporation or the sale, lease, or conveyance (other than by mortgage or pledge) or properties or business in exchange for securities of a corporation other than the Corporation if the preferred stock is exchanged for securities of such other corporation; (iii) to any amendment that would adversely change the specific terms of any class or series of capital stock as set forth in this Article FIFTH (or in any supplementary sections hereto), including any amendment that would create or enlarge any class or series ranking prior thereto in rights and preferences. An amendment that increases the number of authorized shares of any class or series of capital stock, or substitutes the surviving Corporation in a merger or consolidation for the Corporation, shall not be considered to be such an adverse change.
          A description of the different classes and series of the Corporation’s capital stock and a statement of the designations, and the relative rights, preferences and limitations of the shares of each class of and series of capital stock are as follows:

          Common Stock. Except as provided in this Article FIFTH (or in any supplementary sections hereto) the holders of the common stock shall exclusively possess all voting power. Each holder of shares of common stock shall be entitled to one vote for each share held by such holders.
          Whenever there shall have been paid, or declared and set aside for payment, to the holders of the outstanding shares of any class of stock having preference over the common stock as to the payment of dividends, the full amount of dividends and of sinking fund, retirement fund or other retirement payments, if any, to which such holders are respectively entitled in preference to the common stock, then dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith as to the dividends, out of any assets legally available for the payment of dividends.
          In the event of any liquidation, dissolution, or winding up of the Corporation, the holders of the common stock (and the holders of any class or series of stock entitled to participate with the common stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of the Corporation available for distribution remaining after: (i) payment or provision for payment of the Corporation’s debts and liabilities; (ii) distributions or provision for distributions in settlement of its liquidation account; and (iii) distributions or provision for distributions to holders of any class or series of stock having preference over the common stock in the liquidation, dissolution, or winding up of the Corporation. Each share of common stock shall have the same relative rights as and be identical in all respects with all other shares of common stock.
          Preferred Stock. The board of directors is hereby authorized from time to time to provide by resolution for the issuance of shares of preferred stock for purposes of permitting the Corporation to participate in the TARP Capital Purchase Program (the “Program”) instituted by the United States Department of Treasury pursuant to the Emergency Economic Stabilization Act of 2008. Such preferred shares shall have only such voting rights, preferences, limitations and special rights, if any, as are necessary to enable the Corporation to participate in the Program, and shall be fixed by resolution of the board of directors.
          Prior to the issuance of any preferred shares, a certificate, setting forth a copy of the resolution or resolutions of the board of directors, fixing and determining the rights and preferences thereof, shall be filed with the Commonwealth of Pennsylvania Department of State (“Department of State”) in the manner prescribed by the laws of the Commonwealth of Pennsylvania. [amended December 11, 2008]
SIXTH. Each holder of record of Common Stock shall have the right to one vote for each share of Common Stock standing in his name on the books of the Corporation. A shareholder shall not be entitled to cumulate his votes for the election of directors.
SEVENTH. Proposals that a shareholder desires to submit at an annual or special meeting of the shareholders shall be made in writing and shall be delivered or mailed to the President of the Corporation not less than fourteen (14) days nor more than fifty (50) days prior to any meeting of shareholders provided, however, that if less than twenty-one (21) days notice of any meeting is given to shareholders then such proposal shall be mailed or delivered to the President of the Corporation not less than the seventh day following the day on which the notice of meeting was mailed. Any such proposal, and the purpose thereof, shall be set forth in full and shall include the name and address of the notifying shareholder and the number of shares held. Shareholder proposals not made in accordance herewith may, in the discretion of the chairman of the meeting, be disregarded.
EIGHTH. The management, control, and government of the Corporation shall be vested in a Board of Directors consisting of not less than five (5) nor more then twenty-five (25) members in number, to be fixed annually by the Board of Directors in connection with the election of directors at the Corporation’s annual meeting of shareholders. At times other than to fix the number of directors to be elected at the annual meeting, the Board may increase the size of the Board, but only by one (1) if the number of directors last elected by shareholders was fifteen (15) or less; or by up to two (2) if the number of directors last elected by shareholders was sixteen (16) or more, except that with the approval of at least 75% of the members of the entire Board of Directors a larger increase in the number of directors may be made, but in no event shall the number of directors ever exceed twenty-five (25).
NINTH. The directors of the Corporation shall be divided into three classes: Class I, Class II, and Class III. Each Class shall be as nearly equal in number as possible. The term of office of each Class shall be three (3) years, except for the initial Board of Directors whose terms shall be as follows: the term of office of the initial Class I directors shall expire at the annual election of directors by the shareholders of the Corporation in 1988; the term of office of the initial Class II directors shall expire at the annual election of directors by the shareholders of the Corporation in 1989; and the term of office of the initial Class III directors shall expire at the annual election of directors by the shareholders of the Corporation in 1990, so that, after the expiration of each such initial term, the terms of office of one class of directors shall expire each year when their respective successors have been duly elected by the shareholders and qualified. At each annual election of directors by the shareholders of the Corporation held during and after 1988, the directors chosen to succeed those whose terms then expire shall be identified as being of the same class as the directors they succeed. If a vacancy occurs on the Board of Directors of the Corporation, a majority of the remaining directors shall have the exclusive power to fill the vacancy by electing a director to hold office for the unexpired term in respect of which the vacancy occurred.
TENTH. Nomination for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation entitled to cast a vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the Corporation, shall be made in writing and shall be delivered or mailed to the President of the Corporation not less than fourteen (14) days nor more than fifty (50) days prior to any meeting of shareholders called for the election on directors provided, however, that if less than twenty-one (21) days notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the Corporation not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (i) the name and address of each proposed nominee; (ii) the principal occupation of each proposed nominee; (iii) the total number of shares of capital stock of the Corporation that will be voted for the proposed nominee; (iv) the name and residence address of the notifying shareholder; and (v) the number of shares of capital stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may, in the discretion of the chairman of the meeting, be disregarded and upon instructions from the chairman, the vote tellers may disregard all votes cast for each such nominee.
ELEVENTH. No holder of any class of capital stock of the Corporation shall have preemptive rights, and the Corporation shall have the right, upon the affirmative vote of 66-2/3% of the members of the entire Board of Directors of the Corporation acting at a meeting duly called and held for such specific purpose, to issue and to sell to any person or persons any shares of its capital stock or any option warrant or right to acquire capital stock, or any securities having conversion or option rights, without first offering such share, options, warrants, rights, or securities to any holders of any class of capital stock of the Corporation.
TWELFTH. The affirmative vote of shareholders of Common Stock entitled to cast 75% of the votes that all shareholders are entitled to cast shall be required to approve any of the following transactions:
          (i) any merger or consolidation of the Corporation with or into any other corporation;
          (ii) any share exchange in which a corporation, person, or entity acquires the issued or outstanding shares of capital stock of the Corporation pursuant to a vote of shareholders;
          (iii) any sale, lease, exchange, or other transfer of all, or substantially all, of the assets of the Corporation to any other corporation, person or entity; or
          (iv) any transaction similar to, or having similar effect as, any of the foregoing transactions.
          In addition, if, in any such case, as of the record date for the determination of shareholders entitled to notice of and to vote on any such transaction, such other corporation, person, or entity is the beneficial owner, directly or indirectly, of more than five percent (5%) of the shares of Common Stock of the Corporation issued, outstanding, and entitled to vote as of such record date (the “Acquiring Entity”), then the affirmative vote of Remaining Shareholders entitled to cast 75% of the votes that all Remaining Shareholders are entitled to cast thereon shall also be required to approve any such transaction. All shareholders of the Corporation other than the Acquiring Entity (and any other shareholders “affiliated with” the Acquiring Entity as the Board of Directors of the Corporation may determine) are defined as Remaining Shareholders. An affirmative vote as provided in the foregoing provisions shall be in lieu of the vote of the shareholders otherwise required by law.

          The Board of Directors of the Corporation shall have the power and duty to determine, on the basis of information known to the Board, (a) if and when a corporation, person, or entity becomes an Acquiring Entity, (b) which shareholders of the Corporation shall be deemed Remaining Shareholders, and (c) if any transaction is similar to, or has a similar effect as, any of the transactions identified above in this ARTICLE TWELFTH. Any such determinations shall be conclusive and binding for all purposes of these ARTICLES.
          The Corporation may voluntarily liquidate and/or dissolve only if the proposed liquidation and/or dissolution is approved by the affirmative vote of shareholders entitle to cast 75% of the votes that all shareholders are entitled to cast thereon.
          The provisions of this ARTICLE TWELFTH shall not apply to any transaction that is approved in advance at a meeting of the Board of Directors of the Corporation duly called and held for such specific purpose, but only in the event that such transaction is approved at such meeting by 66-2/3% of the continuing Directors, defined as follows: (i) those directors who were elected as directors prior to the time that the Acquiring Entity became a beneficial owner, directly or indirectly, of more than ten percent (10%) of the outstanding shares of Common Stock of the Corporation, and (ii) those directors elected as directors by the Remaining Shareholders or by the other Continuing Directors.
THIRTEENTH. If any person or group of persons (as those terms are defined in the Securities Exchange Act of 1934 for purposes of determining persons or groups who would be required to file a statement on Schedule 13-D pursuant to such Act with respect to the acquisition or ownership of shares of a corporation subject to such Act) becomes the beneficial owner of 30% or more of the outstanding Common Stock of the Corporation (a “Control Person”) in a transaction or series of transactions, then prompt notice that 30%of the outstanding Common Stock of the Corporation has been acquired by the Control Person shall be given by the Control Person to each shareholder of record of the Corporation. If the Control Person so requests, the Corporation shall, at the option of the Corporation and at the expense of the Control Person, either furnish a list of all such shareholders to the Control Person or mail the notice to all such shareholders.
          After 30% of the outstanding Common Stock of the Corporation has been acquired by the Control Person, any holder of Common Stock of the Corporation may, prior to or within a reasonable time after the notice required above is given, which time period may be specified in the notice, make written demand on the Control Person for payment of the amount provided below with respect to the Common Stock of the Corporation held by the shareholder, and the Control Person shall agree to pay that amount to the shareholder upon surrender of the share certificate or certificates representing such shares. The demand of the shareholder shall state the number, of shares of Common Stock owned by him with respect to which the demand is made. Nothing contained in this section shall preclude a Control Person subject to this section from offering, whether in such notice or otherwise, to purchase Common Stock of the Corporation at a price other than that provided below, and nothing contained in this section shall preclude any shareholder from agreeing to sell his Common Stock at that or any other price to any person.
          A shareholder making written demand as set forth above shall be entitled to receive cash for each of his shares of Common Stock in an amount equal to the fair value of each such share of Common Stock as of the day prior to the date on which the Control Person acquires 30% of the Corporation’s outstanding Common Stock, taking into account all relevant factors, including an increment representing a proportion of any value payable for acquisition of control of the Corporation. Either the Control Person or the shareholder may proceed under subsections F through I of section 515 of the Pennsylvania Business Corporation Law for a determination of the fair value of such shares. The date of notice of the acquisition of 30% of the Corporation’s outstanding Common Stock, or if no notice is give, the date of written demand made by the shareholder, shall be deemed to be the effective date of the plan, the shareholders who make written demand shall be deemed to be the dissenting shareholder, and the Control Person shall be deemed to be the Corporation for purposes of those subsections.
          Notwithstanding the foregoing, the provisions of this ARTICLE THIRTEENTH shall not apply if 66-2/3% or more of the members of the entire Board of Directors of the Corporation approve in advance the acquisition of beneficial ownership by such Control Person of 30% of the Corporation’s outstanding Common Stock.

FOURTEENTH. No action required to be taken or that may be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting, and the power of the shareholders of the Corporation to consent in writing to action without a meeting is specifically denied. The presence, in person or by proxy, of shareholders entitled to cast at least 50% of the votes that all shareholders are entitled to cast shall constitute a quorum of shareholders at any annual or special meeting of shareholders of the Corporation.
FIFTEENTH. The authority to make, amend, alter, change, or repeal the By-laws of the Corporation is hereby expressly and solely granted to and vested in the Board of Directors of the Corporation, subject always to the power of the shareholders to make, amend, alter, change, or repeal the By-laws of the Corporation by the affirmative vote of shareholders of Common Stock of the Corporation entitled to cast 75% of the votes that all shareholders are entitled to cast thereon; except that the By-laws may not be amended to increase the directors’ exposure to liability or decrease the indemnification available for directors, officers and others except by the affirmative vote of 75% of the entire Board of Directors or by the affirmative vote of shareholders of Common Stock of the Corporation entitled to cast 75% of the votes that all shareholders are entitled to cast thereon.
SIXTEENTH. The Board of Directors of the Corporation, when evaluating any offer of another party to (a) make a tender or exchange offer for any equity security of the Corporation, (b) merge or consolidate the Corporation with another corporation, (c) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, or (d) engage in any transaction similar to, or having similar effects as, any of the foregoing transactions, may, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors, including without limitation the social and economic effects of the proposed transaction in the depositors, employees, suppliers, customers, and other constituents of the Corporation and its subsidiaries and on the communities in which the Corporation and its subsidiaries operate or are located, the business reputation of the other party, and the Board of Directors’ evaluation of the then value of the Corporation in a freely negotiated sale and of the future prospects of the Corporation as an independent entity.
SEVENTEENTH. The Corporation reserves the right to amend, alter, change, or repeal any provision contained in its Articles of Incorporation in the manner now or hereafter prescribed by statute and all rights conferred upon shareholders and directors herein are hereby granted subject to this reservation provided, however, that the provisions set forth in this ARTICLE SEVENTEENTH and in ARTICLES EIGHTH, NINTH, TWELFTH, THIRTEENTH, FOURTEENTH, FIFTEENTH, and SIXTEENTH of these Articles of Incorporation may not be repealed, altered, or amended, in any respect whatsoever, unless such repeal, alteration, or amendment is approved by either:
(a)	the affirmative vote of shareholders of Common Stock entitled to cast 75% of the votes entitled to be cast thereon and 75% of the votes entitled to be cast by the Remaining Shareholders (as defined in ARTICLE TWELFTH),
OR
(b)	the affirmative vote of 66-2/3% of the members of the Board of Directors of the Corporation who are Continuing Directors (as defined in ARTICLE TWELFTH) and the affirmative vote of shareholders of Common Stock entitled to cast a majority of the votes that all shareholders are entitled to cast thereon.
EIGHTEENTH. The Incorporator of the Corporation is William K. Francis, whose post office address is 56 Pearl Street, Wellsboro, Pennsylvania 16901, and who has subscribed to one (1) share of the Common Stock of the Corporation.

CERTIFICATE OF DESIGNATIONS
OF
FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A
OF
CITIZENS & NORTHERN CORPORATION
          Citizens & Northern Corporation, a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the “Corporation”), in accordance with the provisions of Section 1522(b) of the Pennsylvania Business Corporation Law of 1988, as amended, does hereby certify:
          The board of directors of the Corporation (the “Board of Directors”) or an applicable committee of the Board of Directors, in accordance with the Articles of Incorporation and Bylaws of the Corporation and applicable law, adopted the following resolution on January 9, 2009 creating a series of 26,440 shares of Preferred Stock of the Corporation designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A”.
               RESOLVED, that pursuant to the provisions of the Articles of Incorporation and Bylaws of the Corporation and applicable law, a series of Preferred Stock, par value $1,000.00 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:
          Part 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of preferred stock of the Corporation a series of preferred stock designated as the “Fixed Rate Cumulative Perpetual Preferred Stock, Series A” (the “Designated Preferred Stock”). The authorized number of shares of Designated Preferred Stock shall be 26,440.
          Part 2. Standard Provisions. The Standard Provisions contained in Annex A attached hereto are incorporated herein by reference in their entirety and shall be deemed to be a part of this Certificate of Designations to the same extent as if such provisions had been set forth in full herein.
          Part 3. Definitions. The following terms are used in this Certificate of Designations (including the Standard Provisions in Annex A hereto) as defined below:
               (a) “Common Stock” means the common stock, par value $1.00 per share, of the Corporation.
               (b) “Dividend Payment Date” means February 15, May 15, August 15 and November 15 of each year.
               (c) “Junior Stock” means the Common Stock and any other class or series of stock of the Corporation the terms of which expressly provide that it ranks junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation.
               (d) “Liquidation Amount” means $1,000.00 per share of Designated Preferred Stock.
               (e) “Minimum Amount” means $6,610,000.00.
               (f) “Parity Stock” means any class or series of stock of the Corporation (other than Designated Preferred Stock) the terms of which do not expressly provide that such class or series will rank senior or junior to Designated Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).
               (g) “Signing Date” means January 16, 2009.
          Part 4. Certain Voting Matters. Holders of shares of Designated Preferred Stock will be entitled to one vote for each such share on any matter on which holders of Designated Preferred Stock are entitled to vote, including any action by written consent.
          IN WITNESS WHEREOF, Citizens & Northern Corporation has caused this Certificate of Designations to be signed by its President and Chief Executive Officer this 12th day of January, 2009.

CITIZENS & NORTHERN CORPORATION
By:	/s/ Craig G. Litchfield
Craig G. Litchfield, President &CEO

UST Seq. #419

ANNEX A
STANDARD PROVISIONS
          Section 1. General Matters. Each share of Designated Preferred Stock shall be identical in all respects to every other share of Designated Preferred Stock. The Designated Preferred Stock shall be perpetual, subject to the provisions of Section 5 of these Standard Provisions that form a part of the Certificate of Designations. The Designated Preferred Stock shall rank equally with Parity Stock and shall rank senior to Junior Stock with respect to the payment of dividends and the distribution of assets in the event of any dissolution, liquidation or winding up of the Corporation.
          Section 2. Standard Definitions. As used herein with respect to Designated Preferred Stock:
               (a) “Applicable Dividend Rate” means (i) during the period from the Original Issue Date to, but excluding, the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 5% per annum and (ii) from and after the first day of the first Dividend Period commencing on or after the fifth anniversary of the Original Issue Date, 9% per annum.
               (b) “Appropriate Federal Banking Agency” means the “appropriate Federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
               (c) “Business Combination” means a merger, consolidation, statutory share exchange or similar transaction that requires the approval of the Corporation’s stockholders.
               (d) “Business Day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.
               (e) “Bylaws” means the bylaws of the Corporation, as they may be amended from time to time.
               (f) “Certificate of Designations” means the Certificate of Designations or comparable instrument relating to the Designated Preferred Stock, of which these Standard Provisions form a part, as it may be amended from time to time.
               (g) “Charter” means the Corporation’s certificate or articles of incorporation, articles of association, or similar organizational document.
               (h) “Dividend Period” has the meaning set forth in Section 3(a).
               (i) “Dividend Record Date” has the meaning set forth in Section 3(a).
               (j) “Liquidation Preference” has the meaning set forth in Section 4(a).
               (k) “Original Issue Date” means the date on which shares of Designated Preferred Stock are first issued.
               (1) “Preferred Director” has the meaning set forth in Section 7(b).
               (m) “Preferred Stock” means any and all series of preferred stock of the Corporation, including the Designated Preferred Stock.
               (n) “Qualified Equity Offering” means the sale and issuance for cash by the Corporation to persons other than the Corporation or any of its subsidiaries after the Original Issue Date of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Corporation at the time of issuance under the applicable risk-based capital guidelines of the Corporation’s Appropriate Federal Banking Agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).
A-1

               (o) “Share Dilution Amount” has the meaning set forth in Section 3(b).
               (p) “Standard Provisions” mean these Standard Provisions that form a part of the Certificate of Designations relating to the Designated Preferred Stock.
               (q) “Successor Preferred Stock” has the meaning set forth in Section 5(a).
               (r) “Voting Parity Stock” means, with regard to any matter as to which the holders of Designated Preferred Stock are entitled to vote as specified in Sections 7(a) and 7(b) of these Standard Provisions that form a part of the Certificate of Designations, any and all series of Parity Stock upon which like voting rights have been conferred and are exercisable with respect to such matter.
          Section 3. Dividends.
               (a) Rate. Holders of Designated Preferred Stock shall be entitled to receive, on each share of Designated Preferred Stock if, as and when declared by the Board of Directors or any duly authorized committee of the Board of Directors, but only out of assets legally available therefor, cumulative cash dividends with respect to each Dividend Period (as defined below) at a rate per annum equal to the Applicable Dividend Rate on (i) the Liquidation Amount per share of Designated Preferred Stock and (ii) the amount of accrued and unpaid dividends for any prior Dividend Period on such share of Designated Preferred Stock, if any. Such dividends shall begin to accrue and be cumulative from the Original Issue Date, shall compound on each subsequent Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date) and shall be payable quarterly in arrears on each Dividend Payment Date, commencing with the first such Dividend Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Dividend Payment Date would otherwise fall on a day that is not a Business Day, the dividend payment due on that date will be postponed to the next day that is a Business Day and no additional dividends will accrue as a result of that postponement. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period”, provided that the initial Dividend Period shall be the period from and including the Original Issue Date to, but excluding, the next Dividend Payment Date.
          Dividends that are payable on Designated Preferred Stock in respect of any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends payable on Designated Preferred Stock on any date prior to the end of a Dividend Period, and for the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.
          Dividends that are payable on Designated Preferred Stock on any Dividend Payment Date will be payable to holders of record of Designated Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day immediately preceding such Dividend Payment Date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.
          Holders of Designated Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on Designated Preferred Stock as specified in this Section 3 (subject to the other provisions of the Certificate of Designations).
               (b) Priority of Dividends. So long as any share of Designated Preferred Stock remains outstanding, no dividend or distribution shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than dividends payable solely in shares of Common Stock) or Parity Stock, subject to the immediately following paragraph in the case of Parity Stock, and no Common Stock, Junior Stock or Parity Stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries unless all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been or are contemporaneously declared and paid in full (or have been declared and a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Designated Preferred Stock on the applicable record date). The foregoing limitation shall not apply to (i) redemptions, purchases or other acquisitions of shares of Common Stock or other Junior Stock in connection with the administration of any employee benefit plan in the ordinary course of business (including purchases to offset the Share Dilution Amount (as defined below) pursuant to a publicly announced repurchase plan) and consistent with past practice, provided that any purchases to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount; (ii) purchases or other acquisitions by a broker-dealer subsidiary of the Corporation solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business; (iii) purchases by a broker- dealer subsidiary of the Corporation of capital stock of the Corporation for resale pursuant to an offering by the Corporation of such capital stock underwritten by such broker-dealer subsidiary; (iv) any dividends or distributions of rights or Junior Stock in connection with a stockholders’ rights plan or any redemption or repurchase of rights pursuant to any stockholders’ rights plan; (v) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock or Parity Stock for the beneficial ownership of any other persons (other than the Corporation or any of its subsidiaries), including as trustees or custodians; and (vi) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation amount) or Junior Stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into prior to the Signing Date or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Stock. “Share Dilution Amount” means the increase in the number of diluted shares outstanding (determined in accordance with generally accepted accounting principles in the United States, and as measured from the date of the Corporation’s consolidated financial statements most recently filed with the Securities and Exchange Commission prior to the Original Issue Date) resulting from the grant, vesting or exercise of equity-based compensation to employees and equitably adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.
          When dividends are not paid (or declared and a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period related to such Dividend Payment Date) in full upon Designated Preferred Stock and any shares of Parity Stock, all dividends declared on Designated Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends declared shall bear the same ratio to each other as all accrued and unpaid dividends per share on the shares of Designated Preferred Stock (including, if applicable as provided in Section 3(a) above, dividends on such amount) and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) (subject to their having been declared by the Board of Directors or a duly authorized committee of the Board of Directors out of legally available funds and including, in the case of Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other. If the Board of Directors or a duly authorized committee of the Board of Directors determines not to pay any dividend or a full dividend on a Dividend Payment Date, the Corporation will provide written notice to the holders of Designated Preferred Stock prior to such Dividend Payment Date.
          Subject to the foregoing, and not otherwise, such dividends (payable in cash, securities or other property) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any securities, including Common Stock and other Junior Stock, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Stock shall not be entitled to participate in any such dividends.
          Section 4. Liquidation Rights
               (a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Designated Preferred Stock shall be entitled to receive for each share of Designated Preferred Stock, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, subject to the rights of any creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Corporation ranking junior to Designated Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the Liquidation Amount per share and (ii) the amount of any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount), whether or not declared, to the date of payment (such amounts collectively, the “Liquidation Preference”).
               (b) Partial Payment. If in any distribution described in Section 4(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution, holders of Designated Preferred Stock and the holders of such other stock shall share ratably in any such distribution in proportion to the full respective distributions to which they are entitled.
               (c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Designated Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with Designated Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.
               (d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 4, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Designated Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.
          Section 5. Redemption.
               (a) Optional Redemption. Except as provided below, the Designated Preferred Stock may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date. On or after the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available therefor, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption.
          Notwithstanding the foregoing, prior to the first Dividend Payment Date falling on or after the third anniversary of the Original Issue Date, the Corporation, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem, in whole or in part, at any time and from time to time, the shares of Designated Preferred Stock at the time outstanding, upon notice given as provided in Section 5(c) below, at a redemption price equal to the sum of (i) the Liquidation Amount per share and (ii) except as otherwise provided below, any accrued and unpaid dividends (including, if applicable as provided in Section 3(a) above, dividends on such amount) (regardless of whether any dividends are actually declared) to, but excluding, the date fixed for redemption; provided that (x) the Corporation (or any successor by Business Combination) has received aggregate gross proceeds of not less than the Minimum Amount (plus the “Minimum Amount” as defined in the relevant certificate of designations for each other outstanding series of preferred stock of such successor that was originally issued to the United States Department of the Treasury (the “Successor Preferred Stock”) in connection with the Troubled Asset Relief Program Capital Purchase Program) from one or more Qualified Equity Offerings (including Qualified Equity Offerings of such successor), and (y) the aggregate redemption price of the Designated Preferred Stock (and any Successor Preferred Stock) redeemed pursuant to this paragraph may not exceed the aggregate net cash proceeds received by the Corporation (or any successor by Business Combination) from such Qualified Equity Offerings (including Qualified Equity Offerings of such successor).
          The redemption price for any shares of Designated Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 3 above.
               (b) No Sinking Fund. The Designated Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Stock will have no right to require redemption or repurchase of any shares of Designated Preferred Stock.
               (c) Notice of Redemption. Notice of every redemption of shares of Designated Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Designated Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Designated Preferred Stock. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any other similar facility, notice of redemption may be given to the holders of Designated Preferred Stock at such time and in any manner permitted by such facility. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of shares of Designated Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.
               (d) Partial Redemption. In case of any redemption of part of the shares of Designated Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Board of Directors or a duly authorized committee thereof may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors or a duly authorized committee thereof shall have full power and authority to prescribe the terms and conditions upon which shares of Designated Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.
               (e) Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been deposited by the Corporation, in trust for the pro rata benefit of the holders of the shares called for redemption, with a bank or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board of Directors, so as to be and continue to be available solely therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.
               (f) Status of Redeemed Shares. Shares of Designated Preferred Stock that are redeemed, repurchased or otherwise acquired by the Corporation shall revert to authorized but unissued shares of Preferred Stock (provided that any such cancelled shares of Designated Preferred Stock may be reissued only as shares of any series of Preferred Stock other than Designated Preferred Stock).
          Section 6. Conversion. Holders of Designated Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.
          Section 7. Voting Rights.
               (a) General. The holders of Designated Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.
               (b) Preferred Stock Directors. Whenever, at any time or times, dividends payable on the shares of Designated Preferred Stock have not been paid for an aggregate of six quarterly Dividend Periods or more, whether or not consecutive, the authorized number of directors of the Corporation shall automatically be increased by two and the holders of the Designated Preferred Stock shall have the right, with holders of shares of any one or more other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (hereinafter the “Preferred Directors” and each a “Preferred Director”) to fill such newly created directorships at the Corporation’s next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting of stockholders until all accrued and unpaid dividends for all past Dividend Periods, including the latest completed Dividend Period (including, if applicable as provided in Section 3(a) above, dividends on such amount), on all outstanding shares of Designated Preferred Stock have been declared and paid in full at which time such right shall terminate with respect to the Designated Preferred Stock, except as herein or by law expressly provided, subject to revesting in the event of each and every subsequent default of the character above mentioned; provided that it shall be a qualification for election for any Preferred Director that the election of such Preferred Director shall not cause the Corporation to violate any corporate governance requirements of any securities exchange or other trading facility on which securities of the Corporation may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of shares of Designated Preferred Stock and Voting Parity Stock as a class to vote for directors as provided above, the Preferred Directors shall cease to be qualified as directors, the term of office of all Preferred Directors then in office shall terminate immediately and the authorized number of directors shall be reduced by the number of Preferred Directors elected pursuant hereto. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created thereby may be filled, only by the affirmative vote of the holders a majority of the shares of Designated Preferred Stock at the time outstanding voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office as aforesaid, the remaining Preferred Director may choose a successor who shall hold office for the unexpired term in respect of which such vacancy occurred.
          (c) Class Voting Rights as to Particular Matters. So long as any shares of Designated Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the vote or consent of the holders of at least 66 2/3% of the shares of Designated Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:
          (i) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Designations for the Designated. Preferred Stock or the Charter to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock of the Corporation ranking senior to Designated Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;
          (ii) Amendment of Designated Preferred Stock. Any amendment, alteration or repeal of any provision of the Certificate of Designations for the Designated Preferred Stock or the Charter (including, unless no vote on such merger or consolidation is required by Section 7(c)(iii) below, any amendment, alteration or repeal by means of a merger, consolidation or otherwise) so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Stock; or
          (iii) Share Exchanges, Reclassifications, Mergers and Consolidations. Any consummation of a binding share exchange or reclassification involving the Designated Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Designated Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of Designated Preferred Stock immediately prior to such consummation, taken as a whole;
provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized Preferred Stock, including any increase in the authorized amount of Designated Preferred Stock necessary to satisfy preemptive or similar rights granted by the Corporation to other persons prior to the Signing Date, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of Preferred Stock, or any securities convertible into or exchangeable or exercisable for any other series of Preferred Stock, ranking equally with and/or junior to Designated Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Designated Preferred Stock.
          (d) Changes after Provision for Redemption. No vote or consent of the holders of Designated Preferred Stock shall be required pursuant to Section 7(c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of the Designated Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been deposited in trust for such redemption, in each case pursuant to Section 5 above.
               (e) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Designated Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules of the Board of Directors or any duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, and applicable law and the rules of any national securities exchange or other trading facility on which Designated Preferred Stock is listed or traded at the time.
          Section 8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for Designated Preferred Stock may deem and treat the record holder of any share of Designated Preferred Stock as the true and lawful owner thereof for all purposes, and neither the corporation nor such transfer agent shall be affected by any notice to the contrary.
          Section 9. Notices. All notices or communications in respect of Designated Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Charter or Bylaws or by applicable law. Notwithstanding the foregoing, if shares of Designated Preferred Stock are issued in book-entry form through The Depository Trust Corporation or any similar facility, such notices may be given to the holders of Designated Preferred Stock in any manner permitted by such facility.
          Section 10. No Preemptive Rights. No shares of Designated Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.
          Section 11. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.
          Section 12. Other Rights. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter or as provided by applicable law.